Expeditors International of Washington, Inc. (EXPD)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Expeditors International Shareholder since 2012

Please Vote For Proposal 4 – Political Spending Disclosure

Management claimed they had implemented this proposal. But the Securities and Exchange Commission did not agree in Expeditors International of Washington, Inc. (March 22, 2022)
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2022/cheveddenexpeditors032222-14a8.pdf

It is a no brainer to vote for this proposal. The management statement next to this proposal unintentionally makes the case for this proposal. According to the management statement next to this proposal political spending is almost extinct at Expeditors International.

If this is correct then the report requested by this proposal could easily be prepared in 8-hours. Then our individual directors and individual shareholders would automatically know each year whether Expeditors International continued to swear off political spending. This would eliminate the need for individual directors to go on an annual data hunting expedition. And our directors may be paid $500 or more an hour.

Please Vote For Proposal 4 – Political Spending Disclosure

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.